Exhibit 99.2

Philadelphia Energy Solutions LLC
Consolidated Financial Statements
December 31, 2016

PHILADELPHIA ENERGY SOLUTIONS LLC

Table Of Contents

Report of Independent Registered Public Accounting Firm

The Board of Managers
Philadelphia Energy Solutions LLC:

We have audited the accompanying consolidated balance sheets of Philadelphia Energy Solutions LLC and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive income, changes in members’ equity, and cash flows for each of the years in the three‑year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Philadelphia Energy Solutions LLC and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three‑year period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.audited the accompanying consolidated balance sheets of Philadelphia

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 24, 2017

PHILADELPHIA ENERGY SOLUTIONS LLC
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31,
	2016	2015
Assets
Cash and cash equivalents	$400,592	$272,512
Accounts receivable	179,482	170,680
Accounts receivable from affiliates	1,656	1,755
Inventories	699,268	560,720
Prepaid expenses and other current assets	76,161	112,714
Total current assets	1,357,159	1,118,381
Property, plant, and equipment, net of accumulated depreciation of $161,382 and $101,232, respectively	633,630	611,367
Environmental indemnification receivable	23,389	17,864
Other long-term assets	3,275	5,143
Total assets	$2,017,453	$1,752,755
Liabilities and Members' Equity
Accounts payable	$152,146	$177,647
Accounts payable to affiliates	22,618	22,928
Accrued liabilities	748,180	600,722
Deferred revenue	270,354	133,499
Current portion of long-term debt	45,647	45,872
Taxes payable	10,778	19,411
Total current liabilities	1,249,723	1,000,079
Long-term debt and other obligations	647,495	652,791
Environmental liabilities	23,389	17,864
Other long-term liabilities	17,494	19,333
Total liabilities	1,938,101	1,690,067
Commitments and contingencies (note 11)
Common units	239,831	238,166
Retained deficit	(156,783)	(170,556)
Accumulated other comprehensive loss	(3,696)	(4,922)
Total members' equity	79,352	62,688
Total liabilities and members' equity	$2,017,453	$1,752,755
See accompanying notes to consolidated financial statements.

PHILADELPHIA ENERGY SOLUTIONS LLC
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(in thousands)

	Years ended December 31,
	2016	2015	2014
Net sales	$6,904,992	$8,626,170	$13,319,045
Operating costs and expenses:
Cost of sales	6,275,170	7,782,084	12,461,703
Operating expenses	457,280	522,600	502,205
Lower of cost or market inventory valuation adjustment	(7,273)	7,891	49,290
General and administrative expenses	78,981	93,534	81,068
Depreciation and amortization	62,486	55,444	37,646
Total operating costs and expenses	6,866,644	8,461,553	13,131,912
Operating income	38,348	164,617	187,133
Interest expense, net	(55,667)	(50,389)	(46,822)
Other income	31,432	228	1,565
Income before income tax expense	14,113	114,456	141,876
Income tax benefit (expense)	(340)	(925)	1,752
Net income	$13,773	$113,531	$143,628
Other comprehensive income (loss):
Unrealized gain (loss) on derivatives	1,226	(2,426)	(3,215)
Other comprehensive income (loss)	1,226	(2,426)	(3,215)
Comprehensive income	$14,999	$111,105	$140,413
   See accompanying notes to consolidated financial statements.

PHILADELPHIA ENERGY SOLUTIONS LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY
(in thousands, except unit data)

	Common		Advances to members	Officer loans to purchase common units	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total members' equity

	Units	Amount
Balance at December 31, 2013	235,625	$234,605	$(75,900)	$(853)	$(91,929)	$719	$66,642
Share-based compensation	—	1,997	—	—	—	—	1,997
Unrealized loss on derivative instruments	—	—	—	—	—	(3,215)	(3,215)
Net income	—	—	—	—	143,628		143,628
Balance at December 31, 2014	235,625	236,602	(75,900)	(853)	51,699	(2,496)	209,052
Distributions to members	—	—	—	—	(259,886)	—	(259,886)
Advances to members	—	—	(10,396)	—	—	—	(10,396)
Distributions declared on previous advances to members	—	—	86,296	—	(75,900)	—	10,396
Share-based compensation	—	1,564	—	—	—	—	1,564
Repayment of officer loans	—	—	—	853	—	—	853
Unrealized loss on derivative instruments	—	—	—	—	—	(2,426)	(2,426)
Net income	—	—	—	—	113,531	—	113,531
Balance at December 31, 2015	235,625	238,166	—	—	(170,556)	(4,922)	62,688
Share-based compensation	—	1,665	—	—	—	—	1,665
Unrealized gain on derivative instruments	—	—	—	—	—	1,226	1,226
Net income	—	—	—	—	13,773	—	13,773
Balance at December 31, 2016	235,625	$239,831	$—	$—	$(156,783)	$(3,696)	$79,352
See accompanying notes to consolidated financial statements.

PHILADELPHIA ENERGY SOLUTIONS LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years ended December 31,
	2016	2015	2014
Cash flows from operations:
Net income	$13,773	$113,531	$143,628
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	62,486	55,444	37,646
Lower of cost or market inventory valuation adjustment	(7,273)	7,891	49,290
Share-based compensation	1,665	1,564	1,997
Amortization of debt discount	1,650	1,650	1,651
Amortization of out of market contracts	(2,575)	(3,016)	(2,832)
Accretion of asset retirement obligations	1,175	1,216	1,383
Amortization of deferred financing costs	4,462	3,344	5,394
Changes in assets and liabilities:
Accounts receivable	(9,165)	35,172	101,640
Accounts receivable from affiliates	99	(807)	5,221
Inventories	(58,609)	48,262	(118,175)
Prepaid expenses and other current assets	40,464	(20,494)	(78,205)
Other long-term assets	(2,043)	(4,118)	(610)
Accounts payable	(25,501)	25,281	(75,189)
Accounts payable to affiliates	(310)	7,139	5,113
Accrued liabilities	70,457	44,695	82,293
Deferred revenue	136,855	(32,533)	166,032
Taxes payable	(8,633)	(2,786)	13,216
Other long-term liabilities	(1,022)	(1,738)	(2,554)
Net cash provided by operating activities	217,955	279,697	336,939
Cash flows from investing activities:
Capital expenditures	(78,617)	(187,397)	(140,295)
Proceeds from Commonwealth of Pennsylvania grants	375	—	22,403
Net cash used in investing activities	(78,242)	(187,397)	(117,892)
Cash flows from financing activities:
Proceeds from debt	—	125,000	—
Repayment of debt	(46,633)	(20,407)	(7,310)
Deferred financing costs	—	(3,955)	(868)
Proceeds from revolving credit facility	35,000	—	—
Distributions to members	—	(249,132)	—
Advances to members	—	(10,396)	—
Proceeds from repayment of officer loan	—	853	—
Net cash used in financing activities	(11,633)	(158,037)	(8,178)
Net increase (decrease) in cash and cash equivalents	128,080	(65,737)	210,869
Cash and cash equivalents, beginning of year	272,512	338,249	127,380
Cash and cash equivalents, end of year	$400,592	$272,512	$338,249
Supplemental cash flow information:
Cash paid for interest, net of capitalized interest of $449, $1,187, and $1,603	$45,756	$44,733	$36,662
Cash paid (received) for taxes	$417	$691	$(2,311)
Capital expenditures included in accrued liabilities	$12,941	$8,142	$19,261
   See accompanying notes to consolidated financial statements.

PHILADELPHIA ENERGY SOLUTIONS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except unit and volume data)

1. ORGANIZATION AND DESCRIPTION OF BUSINESS
Organization of Company
As used in the accompanying consolidated financial statements, the terms "we," "us," and "our" refer to Philadelphia Energy Solutions LLC, one or more of its consolidated subsidiaries, or all of them taken as a whole.
Philadelphia Energy Solutions LLC (PES LLC), a Delaware limited liability company, was formed on June 11, 2012. PES LLC owns all of the outstanding equity interest in PES Holdings LLC (PES Holdings), which owns 99.99% of the outstanding equity interests of Philadelphia Energy Solutions Refining and Marketing LLC (Refining or PESRM), a Delaware limited liability company. PESRM Holdings, LLC (PESRM Holdings), a Delaware limited liability company, owns the remaining 0.01% of equity interests in Refining. PES Holdings and PESRM Holdings have no operations other than ownership of their direct and indirect subsidiaries.
On September 8, 2012, Carlyle PES, L.L.C. (Carlyle PES) contributed cash to PES LLC in exchange for 67% of the Common Units of PES LLC and 25 million Preferred A Units of PES LLC. Concurrently, Sunoco, Inc. and certain of its subsidiaries (Sunoco) contributed substantially all of the assets constituting their refinery operations in Philadelphia, Pennsylvania to Refining, and in exchange Sunoco received 33% of the Common Units in PES LLC. Carlyle PES is affiliated with The Carlyle Group L.P. and Sunoco is a wholly owned subsidiary of Energy Transfer Partners, L.P. (ETP).
In June 2014, PES Holdings formed two wholly owned subsidiaries, North Yard Logistics, L.P. (Logistics), a Delaware limited partnership, and North Yard GP, LLC (North Yard GP). North Yard GP is a Delaware limited liability company and the general partner of Logistics.
PESRM is a merchant refiner and marketer that operates the 190,000 barrels per day (bpd) Girard Point and the 145,000 bpd Point Breeze refining facilities in Philadelphia, Pennsylvania (collectively, the Philadelphia refining complex) and engages in the refining of crude oil and other feedstocks into petroleum products in the Northeast region of the United States. Logistics owns and operates the East Coast's largest crude oil rail unloading terminal (the North Yard terminal), located adjacent to the Philadelphia refining complex. The North Yard terminal has the capacity to unload four crude unit trains per day, or 280,000 bpd. Logistics provides rail unloading services to PESRM under a long-term contract and currently does not generate unaffiliated third party revenue. We operate through two business segments: Refining and Logistics. Refer to note 17, Segment Data for additional information.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation and Presentation
The accompanying consolidated financial statements include the accounts of PES LLC and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual amounts could differ from these estimates.
In recording transactions and balances resulting from business operations, we use estimates based on the best information available. Estimates are used for items such as plant depreciable lives, fair value of derivatives, environmental liabilities and liabilities for loss contingencies, among others. As better information becomes available or actual amounts are determinable, the recorded estimates are revised.
Cash Equivalents
We consider all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist principally of time deposits and money market investments.

PHILADELPHIA ENERGY SOLUTIONS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except unit and volume data)

Accounts Receivable
Accounts receivable are carried at invoiced amounts. An allowance for doubtful accounts is established, if required, to report such amounts at their estimated net realizable value. In estimating probable losses, our management reviews accounts that are past due and determines if there are any known disputes. There was no allowance for doubtful accounts at December 31, 2016 or 2015.
Accounts receivable in the consolidated balance sheets comprises customer balances of $149,133 and other receivables of $30,349 at December 31, 2016 and customer balances of $112,973 and other receivables of $57,707 at December 31, 2015.
Included in other receivables, mentioned above, at December 31, 2016 and 2015 are receivables relating to volume-based freight incentive rebates of $7,412 and $25,251, respectively.
Inventories
Inventories are carried at the lower of cost or market. The cost of crude oil and refined and intermediate product inventories is determined using the last-in, first-out (LIFO) method. Under the LIFO valuation method, the most recently incurred costs are charged to cost of sales and inventories are valued at the earliest acquisition costs. The use of the LIFO inventory method may result in increases or decreases to cost of sales in years when inventory volumes decline and result in charging cost of sales with LIFO inventory costs generated in prior periods. Also, in periods of rapidly declining prices, LIFO inventories may need to be written down to market value due to the higher costs assigned to LIFO layers in prior periods. An inventory write-down to market value results in a non-cash accounting adjustment, decreasing the value of our inventories and increasing our cost of sales. Such charges are subject to reversal in subsequent periods, not to exceed LIFO cost, if prices recover.
The cost of materials and supplies inventories is determined using the average-cost method.
Revenue Recognition
Revenues from sales of refined products are recognized upon transfer of title to the customer based on the contractual terms of delivery.
We entered into an intermediation agreement with J.P. Morgan Ventures Energy Corporation (JPMVEC) on September 8, 2012, and sold refined products to JPMVEC under this agreement. On a daily basis, we sold the production of refined products and blendstocks from the Philadelphia refining complex as they were produced, delivered to the storage tanks, and legal title passed to JPMVEC. These transactions occurred at the daily market price for the respective products.
On October 7, 2014, JPMVEC assigned the intermediation agreement to Merrill Lynch Commodities, Inc. (MLC). Under this agreement, we receive upfront cash payments for daily production sold to MLC through intermediation but prior to final sale to the customer. The upfront payments are deferred and classified as deferred revenue on the consolidated balance sheets, until title has passed to the ultimate customer.
For further discussion of the above, see note 4, Intermediation Agreements.
Revenues from our intermediation agreements are reported on a gross basis in the consolidated statements of operations and comprehensive income as we are considered a principal in these agreements.
We may also purchase refined products from MLC under the intermediation agreement and sell the related products at our rack operations. The initial sale of refined products under the intermediation agreement and the subsequent buy-back of refined products for sale at the rack operation are considered to be made in contemplation of each other and, accordingly, are recorded net in the consolidated statements of operations and comprehensive income and do not result in the recognition of a sale. Revenue from sales of refined products at the rack operation are recorded upon transfer of title to the ultimate customer.
We may also purchase refined products and sell the related refined products through the intermediation agreement. We take title to the products and act as a principal in these transactions. Accordingly, we record revenue for the gross amount

PHILADELPHIA ENERGY SOLUTIONS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except unit and volume data)

of the sales transactions and record costs of purchases as a component of cost of sales in the consolidated statements of operations and comprehensive income.
We may also enter into refined product buy/sell arrangements, which involve linked purchases and sales related to refined product sales contracts. We do not take title to the products and act as an agent in these transactions. Accordingly, we record these transactions on a net basis in net sales in the consolidated statements of operations and comprehensive income.
Excise taxes on sales of refined products that are collected from customers and remitted to various governmental agencies are reported on a net basis in the consolidated statements of operations and comprehensive income.
Depreciation, Amortization, and Retirements
Plant and equipment are depreciated on a straight-line basis over their estimated useful lives from 10 to 35 years for buildings and from 4 to 35 years for machinery and equipment.
Gains and losses on the disposal of fixed assets are reflected in the consolidated statements of operations and comprehensive income in the period in which the item is disposed.
As part of the contribution of assets from Sunoco on September 8, 2012, we received the right to utilize underground storage caverns at Sunoco Logistics Partners L.P.'s (SXL) Marcus Hook Industrial Complex (the Marcus Hook terminal) at no cost for three years. The intangible asset was amortized on a straight-line basis over the three-year free rent period.
Maintenance Shutdowns
The costs incurred in connection with major maintenance turnarounds are capitalized as property, plant, and equipment when incurred and depreciated over the period benefited by the maintenance activities.
Impairment of Long-Lived Assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An asset is considered to be impaired when the undiscounted cash flows expected to be generated by the asset are less than its carrying amount. The impairment recognized is the amount by which the carrying amount exceeds the fair value of the impaired asset. Fair values are determined by a variety of valuation methods, including appraisals, sales prices of similar assets and present value techniques. Impairment assessments inherently involve judgment as to assumptions about expected future cash flows and the impact of market conditions on those assumptions. Although management would utilize assumptions that it believes are reasonable, future events and changing market conditions may impact management's assumptions, which could produce different results. There was no impairment of long-lived assets recorded for the years ended December 31, 2016, 2015, and 2014.
Commitments and Contingencies
We enter into commitments for purchase of both crude and refined products as part of normal operations. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Recoveries of environmental remediation costs from third parties are recorded as assets when receipt is deemed probable.
Environmental Remediation
Environmental remediation costs are accrued where an assessment has indicated that cleanup costs are probable and reasonably estimable. Such accruals are undiscounted and are based on currently available information, estimated timing of remedial actions and related inflation assumptions, existing technology, and presently enacted laws and regulations. If a range of probable environmental cleanup costs exists for an identified site, the minimum of the range is accrued. The actual settlement of environmental remediation costs could materially differ from our estimates due to a number of uncertainties such as the extent of contamination, changes in environmental laws and regulations, potential improvements in remediation technologies and the participation of other responsible parties.

PHILADELPHIA ENERGY SOLUTIONS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except unit and volume data)

We entered into an agreement with Sunoco that provides us with indemnities for remediating contamination that occurred at the Philadelphia refining complex prior to September 8, 2012. Accordingly, we recorded a corresponding receivable from Sunoco for all liabilities recorded which are subject to the indemnity as of December 31, 2016 and 2015.
We have not incurred material liabilities or obligations subsequent to September 8, 2012.
Derivative Instruments
From time to time, we use swaps, futures, forwards, and other derivative instruments to hedge a variety of price risks. All derivative financial instruments are recorded in the consolidated balance sheets at their estimated fair value. For balance sheet presentation purposes, we offset asset and liability fair value amounts with the same counterparty or under a master netting agreement, which provides us with the legal right of offset. We do not offset derivative positions against the fair value of collateral provided or received. Changes in the fair value of the derivative instruments are recognized in operations. On a regular basis, we enter into short-term commodity contracts with counterparties for crude oil and various finished products with the intent to physically take delivery or deliver the products. We evaluate these contracts for qualification of the normal purchases normal sales scope exemption.
For all hedging relationships, we formally document the hedging relationship and its risk management objective and strategy for undertaking the hedge, the hedging instrument, the hedged transaction, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method used to measure ineffectiveness. We also formally assess, both at the inception of the hedging relationship and on an ongoing basis, whether the derivatives that are used in hedging relationships are highly effective in offsetting changes in cash flows of the hedged transactions. For derivative instruments that are designated and qualify as part of a cash flow hedging relationship, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (OCI) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on derivatives representing hedge ineffectiveness are recognized in earnings in the current period. Hedge accounting is discontinued prospectively when the derivative is determined to be no longer effective in offsetting cash flows attributable to the hedged risk, the derivative expires or is sold, terminated, or exercised, a forecasted transaction is not probable of occurring, or our management decides to remove the designation of the cash flow hedge.
The embedded derivative transactions related to the intermediation agreement have been designated as fair value hedges of inventory. The gain or loss on the derivative instrument designated and qualifying as a fair value hedge, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, is recognized in earnings in the same period.
Deferred Financing Costs
Deferred financing costs are capitalized and amortized over the term of the related debt as a component of interest expense on a basis that approximates the effective interest method. Included as a reduction to long-term debt and other obligations in the consolidated balance sheets at December 31, 2016 and 2015 are unamortized deferred financing costs totaling $7,291 and $11,753, respectively.
Asset Retirement Obligations
Accruals are established for the fair value of legal obligations to perform asset retirement activities in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity, if the fair value can be reasonably estimated. Certain asset retirement obligations are based on our legal obligation to perform cleaning and disposal activities at the Philadelphia refining complex when it permanently ceases operations of the long-lived assets. We consider the settlement date of these obligations to be indeterminable and, accordingly, cannot calculate an associated asset retirement liability for these obligations at this time.
When we have a legal obligation to incur costs to retire the asset and a reasonable estimate of the fair value of the liability can be made, the fair value liability of these asset retirement obligations will be recognized when the settlement date is determinable. The liability is subsequently adjusted for accretion expense and changes in the amount or timing of the estimated cash flows. The corresponding asset retirement costs are depreciated over the asset's remaining useful life.

PHILADELPHIA ENERGY SOLUTIONS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except unit and volume data)

Taxes
PES LLC is a limited liability company, taxed as a partnership under Subchapter K of the Internal Revenue Code of 1986, as amended, for federal and state income tax purposes. Therefore, federal and state income taxes are assessed at the member level. For further information, see Note 5, Taxes.
Share-Based Compensation
The compensation cost of equity-based awards is accounted for at fair value and the related expense is reported in the consolidated statements of operations and comprehensive income. Compensation cost for awards of incentive units is derived from the fair market value of common units on the grant date using a Black-Sholes valuation pricing model. Incentive unit compensation expense is recognized on a straight-line basis over the requisite service period in operating expenses and general and administrative expenses in the consolidated statements of operations and comprehensive income.
Fair Value Measurements
Fair value is determined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As required, we utilize valuation techniques that maximize the use of observable inputs (Levels 1 and 2) and minimize the use of unobservable inputs (Level 3) within the fair value hierarchy included in current accounting guidance. The "market approach" is generally used to determine fair value when available. This method uses pricing and other information generated by market transactions for identical or comparable assets and liabilities.
Renewable Identification Numbers (RINs)
We are subject to the Renewable Fuel Standard (RFS) issued by the United States Environmental Protection Agency (EPA) which mandates the blending of renewable fuels into the petroleum transportation fuels produced and sold in the United States. Under the RFS, obligated parties may either blend renewable fuels with refined petroleum fuels or purchase credits, known as RINs, in lieu of blending. We satisfy this requirement primarily through the purchase of RINs to the extent we are not able to blend our transportation fuels.

The costs of purchased RINs are included as a component of cost of sales on the consolidated statements of operations and comprehensive income as such RINs are needed to satisfy our obligation. To the extent we have not purchased enough RINs to satisfy our obligation as of the balance sheet date, we charge cost of sales for such deficiency based on the market price or committed fixed purchase price of the RINs as of the balance sheet date, and we record a liability for our obligation to purchase those credits.

From time to time, we may also sell RINs to third parties. The gross amount of sales and cost of sales are recorded on a net basis in other income in the consolidated statements of operations and comprehensive income and totaled $24,916 for the year ended December 31, 2016. There were no material sales of RINs during the years ended December 31, 2015 and 2014.
Accounting guidance adopted in 2016
Presentation of Debt Issuance Costs
In April 2015, the Financial Accounting Standard Board (FASB) issued new accounting guidance related to the presentation of debt issuance costs in the balance sheet. The new guidance requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts or premiums. We adopted this new guidance on January 1, 2016, which resulted in a reclassification of $11,753 of deferred financing costs from other long-term assets to long-term debt and other obligations on the consolidated balance sheets as of December 31, 2015.

PHILADELPHIA ENERGY SOLUTIONS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except unit and volume data)

Amendments to the Consolidation Analysis
In February 2015, the FASB issued new guidance related to the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities, eliminates the presumption that a general partner should consolidate a limited partnership and affects the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships. We adopted this guidance on January 1, 2016 with no impact to our results of operations, cash flows or net assets.
Recent Accounting Developments
Revenue Recognition
In May 2014, the FASB issued new guidance which establishes a comprehensive new revenue recognition model designed to depict the transfer of goods or services to a customer in an amount that reflects the consideration the entity expects to be entitled to receive in exchange for those goods or services and requires significantly enhanced revenue disclosures. This guidance will replace most existing revenue recognition guidance in GAAP when it becomes effective. The standard is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted. We are currently evaluating the impact of this new guidance on our consolidated financial statements and related disclosures.
Leases
In February 2016, the FASB issued new accounting guidance related to the presentation and disclosure of leasing arrangements. The new guidance requires that lessees recognize the assets and liabilities arising from all leases with terms of more than 12 months on the balance sheet. The new guidance requires a modified retrospective adoption and is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. We are currently evaluating the impact of this new guidance on our consolidated financial statements and related disclosures.

3. RELATED-PARTY TRANSACTIONS
Agreements with Sunoco
Sunoco Supply Agreements
We are party to a supply agreement with Sunoco LLC, a subsidiary of ETP, pursuant to which Refining sells ethanol to Sunoco LLC for blending at SXL's Belmont truck rack (Belmont Rack). The volume of ethanol sold under the agreement equals the amount required for blending based on the volume of gasoline Sunoco LLC purchases from MLC under the intermediation agreement.
 In June 2015, we amended the agreement whereby Sunoco LLC agreed to sell us 8,000,000 RINs on a monthly basis at market price. In June 2016, the agreement was renewed whereby Sunoco LLC sells us 10,500,000 RINs per month at market price.
The current agreement expires in June 2017 and automatically renews until terminated by either party upon 90 days’ prior written notice.
Sunoco LLC is responsible for all fees, costs and expenses that are incurred outside of the Philadelphia refining complex with respect to any product sold under this agreement including, without limitation, (i) rack and/or distribution costs, (ii) fees charged by SXL, (iii) fees for the use of the Belmont truck rack and (iv) docking fees. Obligations under the agreement will be suspended to the extent affected by a force majeure event.

PHILADELPHIA ENERGY SOLUTIONS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except unit and volume data)

In June 2015, we also entered into an agreement with Sunoco LLC for the sale of refined products to Sunoco LLC. This agreement provides for the sale of approximately 2,000,000 gallons of refined products per month and expires in May 2017.

Our net sales under these agreements were $56,476, $58,703, and $73,429 for the years ended December 31, 2016, 2015, and 2014, respectively. Our purchases of RINs under this agreement were $92,440 and $24,838 for the years ended December 31, 2016 and 2015, respectively. The net sales and purchases of RINs are recorded as a component of net sales and cost of sales, respectively, in the consolidated statements of operations and comprehensive income.
Transition Services Agreement
We are party to a transition services agreement with Sunoco which provides us with the use of Sunoco’s common carrier bond in connection with Foreign Trade Zone operating activities. Fees incurred in connection with this agreement were $37, $73, and $518 for the years ended December 31, 2016, 2015, and 2014, respectively. These fees are recorded as a component of general and administrative expenses in the consolidated statements of operations and comprehensive income.
Sublease
We are party to a sublease arrangement with Sunoco for our corporate headquarters in Philadelphia that were previously occupied by Sunoco. Rent expense incurred in connection with this agreement was $1,415, $1,465, and $1,393 for the years ended December 31, 2016, 2015, and 2014, respectively. The rent expense is recorded as a component of general and administrative expenses in the consolidated statements of operations and comprehensive income.
Ethanol Purchases
From time to time, we purchase ethanol from Sunoco on a spot basis. Ethanol purchases from Sunoco were $2,316, $2,116, and $1,016 for the years ended December 31, 2016, 2015, and 2014, respectively. The purchases of ethanol is recorded as a component of cost of sales in the consolidated statements of operations and comprehensive income.
RINs Purchases
From time to time, we purchase RINs from Sunoco on a spot basis. Such RINs purchases from Sunoco were $728, $980, and $8,512 for the years ended December 31, 2016, 2015, and 2014, respectively. The purchases of RINs are recorded as a component of cost of sales in the consolidated statements of operations and comprehensive income.
Agreements with SXL
Fort Mifflin Terminal Marine Dock and Terminaling Agreement
We are party to a dock and terminaling agreement with SXL pursuant to which SXL provides Refining with the capacity to unload and store more than 300,000 bpd of waterborne crude oil and certain other refinery feedstocks, at the Fort Mifflin Terminal and the related Darby Creek tank farm in exchange for a per barrel throughput fee, a per barrel fee for any necessary heating services and various miscellaneous docking fees. The throughput fee escalates annually at a rate equal to the increase in the Consumer Price Index (CPI), and the other fees escalate annually to reflect any increase in the out-of-pocket costs of providing the applicable services.
In 2015, we reimbursed SXL for all of the actual costs and expenses for (i) certain modifications at the Darby Creek tank farm, including the installation and start-up of back-up electrical generators, (ii) the monthly lease payments paid to the generator lessor, (iii) the periodic maintenance of such generators, and (iv) the fuel to run such generators.
This agreement expires in September 2022 and provides access to four marine docks, storage tanks with working capacity of 2.8 million barrels and seven pipelines at the Fort Mifflin Terminal and the Darby Creek tank farm. The agreement contains a minimum volume commitment requiring that we deliver an average of at least 300,000 bpd on an

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(in thousands, except unit and volume data)

annual basis or make a per barrel deficiency payment based on the shortfall amount. Deficiency payments can be credited against excess volumes throughput in the following year. Obligations under the agreement will be suspended to the extent affected by a force majeure event.
We have an option under this agreement to purchase the Fort Mifflin Terminal for fair market value should we sell the Philadelphia refining complex, undergo an initial public offering or restructure our capital structure through a public debt financing of not less than $200 million. We also have a right of first refusal to match the terms of any sale by SXL of a material portion of the terminal to a third party. SXL has a right of first refusal to repurchase the Fort Mifflin Terminal if we purchase the terminal pursuant to our option and thereafter sell or contribute it to a joint venture in a transaction that does not include a sale or conveyance of the Philadelphia refining complex.
Fees incurred in connection with this agreement were $19,983, $20,201, and $19,772 for the years ended December 31, 2016, 2015, and 2014, respectively. These fees are recorded as a component of cost of sales in the consolidated statements of operations and comprehensive income.
Eagle Point Terminaling and Storage Agreements
We entered into several terminaling and storage agreements with SXL pursuant to which SXL provides offloading, terminaling and storage services at its Eagle Point Terminal.
Terminaling & Storage Agreement (ULSD)
We are party to a terminaling and storage agreement with SXL pursuant to which SXL provides ultra‑low sulfur diesel storage and terminaling services at the Eagle Point Terminal. In exchange, we pay SXL a base storage fee, an excess storage fee per quarter and various transfer, circulation, marine vapor recovery, contaminate treatment and miscellaneous docking fees. Storage fees under the agreement escalate annually at a rate equal to the increase in CPI and most other fees escalate annually to reflect any changes in the out‑of‑pocket costs of providing the relevant services. This agreement expires in September 2022 and provides us with access to two marine docks and storage tanks with working capacity of 600,000 barrels. Obligations under the agreement will be suspended to the extent affected by a force majeure event.
Rail Offloading, Terminaling and Storage Agreement (Crude Oil)
We were party to a rail offloading, terminaling and storage agreement with SXL pursuant to which SXL provided crude oil offloading, terminaling and storage services at SXL’s tank farm and docks located at the Eagle Point Terminal. In exchange, we paid SXL a per barrel fee for rail car offloading, terminaling and barge loading and various transfer, circulation, marine vapor recovery and miscellaneous docking fees. This agreement provided access to tank storage and two docks with working capacity of 150,000 barrels as well as fungible storage of up to 100,000 barrels. The agreement terminated in November 2015.
Terminaling & Storage Agreements (Light Cycle Oil, Reformate, and Naphtha)
We are party to a terminaling and storage agreement with SXL pursuant to which SXL provides light cycle oil and naphtha storage and terminaling services at the Eagle Point Terminal. In exchange, we pay SXL a base storage fee and various transfer, circulation, marine recovery, heating, contaminate treatment and miscellaneous docking fees. This agreement currently provides access to storage tanks and four marine docks with working capacity of approximately 400,000 barrels. The current agreement expires on June 30, 2018 and may be extended for 30 days by mutual agreement. Obligations under the agreement will be suspended to the extent affected by a force majeure event.
Heavy Products
We are party to a terminaling and storage agreement with SXL pursuant to which SXL provides heavy product terminaling and storage services at the Eagle Point Terminal. In exchange, we pay SXL a base storage fee, an excess storage fee per quarter and various transfer, circulation, marine recovery, heating and miscellaneous docking fees. The fees under the

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(in thousands, except unit and volume data)

agreement escalate annually at a rate equal to the increase in the CPI. This agreement currently provides access to storage tanks and three docks with working capacity of approximately 616,000 barrels. The current agreement expires on January 31, 2019. Obligations under the agreement will be suspended to the extent affected by a force majeure event.
Railcar Storage Agreement
In September 2016, we entered into an agreement with SXL pursuant to which SXL provides storage for up to 250 railcars at the Eagle Point Terminal. In exchange, we pay SXL a per car storage charge, switching charges, and other fees. The current agreement expires in September 2017 and automatically renews until terminated by either party upon 30 days' prior written notice.
Fees incurred in connection with the Eagle Point Terminaling and Storage agreements were $18,562, $31,819, and $14,645 for the years ended December 31, 2016, 2015, and 2014. These fees are recorded as a component of cost of sales in the consolidated statements of operations and comprehensive income.
Marcus Hook Terminal and Storage Agreements
Refining has entered into several terminal services agreements with SXL pursuant to which SXL provides pipeline access, terminaling and storage services for Refining at SXL’s Marcus Hook terminal located in Marcus Hook, Pennsylvania.
Terminal Services Agreement
We are party to a terminal services agreement with SXL pursuant to which SXL provides storage and terminaling services with respect to our butane products in underground storage caverns located at the Marcus Hook terminal. In exchange, we pay SXL a per gallon throughput fee based upon the throughput amount of 775,000 barrels of refined products, an excess volume fee, a truck rack loading and unloading fee and a dock loading and unloading fee. The agreement provided a free rent period for 775,000 barrels of storage through September 7, 2015. Beginning on September 8, 2015, we are charged a storage rate of $8,418 per year. All fees under the agreement escalate annually at a rate equal to the increase in the CPI. The current rate is $8,507 per year. The initial term of the contract expires on September 7, 2022, and any obligations under the agreement will be suspended to the extent affected by a force majeure event.
Summer Butane Agreement
In May 2014, we entered into a terminal services agreement with SXL pursuant to which SXL provided for the receipt, storage, throughput, custody and delivery of excess butane, up to a maximum incremental amount of 625,000 barrels at the Marcus Hook terminal and other designated locations. The agreement applies to butane delivered in excess of the throughput amount of 775,000 barrels in the initial terminal services agreement described above. This agreement expired on October 31, 2014.
Buy-Sell Agreement
In May 2014, we entered into a sale and repurchase agreement with SXL pursuant to which we agreed to sell, and SXL agreed to purchase, a minimum of 150,000 barrels of butane (up to a maximum of 200,000 barrels of butane) during the period between May and August 2014. The agreement also required us to repurchase equal volumes of butane from SXL during the period from September 16, 2014 through October 31, 2014. The parties agreed to a fixed price for the butane under this agreement.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except unit and volume data)

Terminaling & Storage Agreement (Crude Oil)
In February 2016, we entered into a terminaling and storage agreement with SXL pursuant to which SXL provides crude oil terminaling and storage services at the Marcus Hook terminal. In exchange, we pay SXL a terminaling fee, various marine vapor recovery, contaminate treatment and miscellaneous docking fees. This agreement expired in November 2016 and provided access to one marine dock and storage tanks with working capacity of approximately 900,000 barrels.
Expenses incurred in connection with the Marcus Hook terminal and storage agreements were $12,318, $5,530, and $17,847 for the years ended December 31, 2016, 2015, and 2014, respectively. These expenses are recorded as a component of cost of sales in the consolidated statements of operations and comprehensive income.
Inter-refinery Pipeline Lease
We are party to a lease agreement with SXL for three pipelines owned by SXL that connect the Philadelphia refining complex to the Marcus Hook terminal (Inter-refinery pipeline). Under the lease, we pay SXL rent and a per barrel throughput fee to provide power to pumps at the Marcus Hook terminal. Rental payments are subject to an annual escalator. The lease expires in January 2022. Fees incurred in connection with this agreement were $7,036, $7,334, and $6,816 for the years ended December 31, 2016, 2015, and 2014, respectively. These fees are recorded as a component of cost of sales in the consolidated statements of operations and comprehensive income.
SXL is responsible for operating and maintaining the pipelines and related facilities, except we must reimburse SXL for any non‑routine maintenance expenditures incurred during the term of the agreement. There were no material reimbursements under this agreement for the years ended December 31, 2016, 2015 and 2014.
Wholesale Rack Terminal Services Agreements
We entered into several terminal services agreements with SXL pursuant to which SXL provides terminaling and storage services at certain of its wholesale rack terminals.
Products Terminal Services Agreement (Belmont Rack and Paulsboro Terminal)
We are party to an agreement with SXL pursuant to which SXL provides terminaling and storage services at the Belmont Rack and Paulsboro terminal. In exchange, we pay SXL a per gallon throughput fee for each refined product, a per gallon demurrage fee, and various additive fees, all of which are subject to an annual CPI‑based inflation escalator. The contract expires in September 2022, and any obligations under the agreement will be suspended to the extent affected by a force majeure event.
In addition, we have a right of first offer to purchase the Belmont Rack should SXL sell the Belmont Rack or any material portion thereof. We also have the option to purchase the Belmont Rack should we sell the Philadelphia refining complex, undergo an initial public offering or restructure our capital structure through a public debt financing of not less than $200 million. SXL has a right of first refusal to repurchase the Belmont Rack should we purchase the Belmont Rack pursuant to our option and thereafter sell or contribute to a joint venture the Belmont Rack in a transaction that does not include a sale or conveyance of the Philadelphia refining complex. SXL also has the option to repurchase the Belmont Rack should we purchase the rack pursuant to our option and thereafter the operations of the Belmont Rack are no longer conducted in connection with refining operations at the Philadelphia refining complex. SXL also has the option to purchase certain of our assets should there be a permanent shutdown at the Philadelphia refining complex.
Truck Rack Terminal Services Agreements
We are party to several agreements with SXL for the terminaling of refined products at various truck rack terminals located throughout the northeastern United States. The current agreements automatically renew until terminated by either party upon prior written notice. Fees under the agreement include a per gallon throughput fee based on the type of refined product and additives used, a per gallon demurrage fee and various additive fees, subject to discounts for meeting volume

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except unit and volume data)

incentives at certain of the terminals. All fees under the agreements escalate annually at a rate equal to the increase in CPI. Obligations under the agreements will be suspended to the extent affected by a force majeure event.
Fees incurred in connection with the wholesale rack terminal services agreements were $11,123, $12,400, and $8,498 for the years ended December 31, 2016, 2015, and 2014, respectively. These fees are recorded as a component of cost of sales in the consolidated statements of operations and comprehensive income.
Crude Oil Purchase Agreements
We were party to crude oil purchase agreements with SXL pursuant to which SXL would supply up to 470,000 barrels per month for purchase. The most recent purchase agreement expired in June 2015.
Crude oil purchases under these agreements were $164,749 and $842,047 for the years ended December 31, 2015, and 2014, respectively. These purchases are recorded as a component of cost of sales in the consolidated statements of operations and comprehensive income.
Refined Product Purchases and Sales
              From time to time, we sell and purchase refined products to and from SXL. Revenue recognized related to refined product sales to SXL was $3,869, $5,062, $5,547 for the years ended December 31, 2016, 2015 and 2014, respectively. These sales are recorded as a component of net sales in the consolidated statements of operations and comprehensive income.
Refined product purchases from SXL were $375 and $1,543 for the years ended December 31, 2016 and 2015, respectively. There were no refined product purchases from SXL for the year ended December 31, 2014. These purchases are recorded as a component of cost of sales in the consolidated statements of operations and comprehensive income.
Pipeline Distribution Arrangements
We distribute refined products to customers and other storage locations by pipeline, barge, rail and truck in the ordinary course of business, which includes pipelines owned and operated by SXL. Fees paid to SXL under these pipeline distribution arrangements generally include transmix disposal costs and transportation costs that are based on the Federal Energy Regulatory Commission’s or the Pennsylvania Public Utility Commission's published common carrier tariffs. Fees incurred in connection with these arrangements were $25,564, $26,782, and $6,986 for the years ended December 31, 2016, 2015, and 2014, respectively. These fees are recorded as a component of cost of sales in the consolidated statements of operations and comprehensive income.
Other related-party Agreements
Advisory Services Agreement
We are party to an advisory services agreement with Carlyle Investment Management LLC and Sunoco whereby they are paid a management fee equal to 2% and 1%, respectively, of our earnings before interest expense, income taxes, depreciation, and amortization. Management fees totaled $4,208, $6,830, and $7,021 for the years ended December 31, 2016, 2015, and 2014, respectively. Management fees are recorded as a component of general and administrative expenses in the consolidated statements of operations and comprehensive income.
4. INTERMEDIATION AGREEMENTS
We entered into an intermediation agreement with JPMVEC on September 8, 2012. On October 7, 2014, JPMVEC assigned the intermediation agreement to MLC and the agreement was simultaneously amended and restated. Under these agreements, on a daily basis, we acquire (or acquired) substantially all of our crude oil and noncrude feedstocks for use in production at the Philadelphia refining complex from the respective counterparty and likewise sell (or sold) substantially all of refined products and blendstocks to the other party.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except unit and volume data)

Under the agreement with JPMVEC, legal title for crude oil and noncrude feedstocks passed from JPMVEC to us when crude oil or noncrude feedstocks were drawn out of the storage tanks and processed, while title passed from us to JPMVEC as refined products or blendstocks were produced and delivered to storage tanks. These transactions occurred at the daily market price for the respective feedstocks and products. We were responsible for logistics costs associated with these purchases. Purchases and sales with JPMVEC were settled weekly on a net basis unless the net amount due to or from JPMVEC exceeded $5,000 at which time it was settled.
On October 7, 2014, we sold refined products inventories to MLC as part of the new supply and offtake agreement signed with MLC. We repurchased this inventory through the intermediation process and this inventory was subsequently sold to a third party. Revenue was recognized upon the sale to the third party consistent with the sale of refined products noted below.
Also, on October 7, 2014, we acquired $371,120 of refined products inventories in noncash transactions under the agreement with MLC, which we are obligated to redeliver to MLC at expiration or termination of the intermediation agreement. The obligation to redeliver is classified as a component of accrued liabilities on the consolidated balance sheets and is carried at the current market price.
Under the agreement with MLC, when MLC receives title to the crude oil or noncrude feedstocks from a third party supplier, it flashes title for this inventory to us and we have an obligation to redeliver the crude oil and noncrude feedstocks to MLC at a future date at a fixed price. We have deemed the fixed price requirement to redeliver the inventory an embedded derivative and have designated these derivatives as fair value hedges of the inventory.
We purchase substantially all crude oil and noncrude feedstocks from MLC, based on market pricing for that day. The purchases occur as crude oil or noncrude feedstocks are consumed in the refining process.
Also under this agreement, refined products and blendstocks are sold to MLC as they are produced. The selling price is based on market pricing on such date. However, we hold title for these refined products and blendstocks until they are delivered to MLC's customer. As a result, we record deferred revenue for these sales. The deferred revenue is recognized as revenue when the products are delivered to MLC's customer. We also receive pricing adjustments, primarily related to transportation and other market differentials, when the refined products are delivered to MLC's customers. Purchases of crude oil and noncrude feedstocks from MLC and sales of refined products or blendstocks to MLC are net settled daily.
A limited liability company owned by an unrelated third party, serves as an intermediary between us and MLC to exchange flash title for the receipt and delivery of certain crude oil and noncrude feedstocks and certain refined products and blendstocks.
Our intermediation agreement with MLC also allows for the sale of refined products to MLC in advance of production. The selling price is based on market pricing on the date of the advance. Deferred revenue is recorded for these sales and recognized as revenue when the products are produced and title has passed to MLC's customer. These transactions are secured by MLC's liens on certain assets, consistent with other intermediated transactions. At December 31, 2016, $119,348 of advanced sales are included as a component of deferred revenue on the consolidated balance sheets. There were no advanced sales at December 31, 2015.
MLC accounted for 78%, 76%, and 17% of our revenues for the years ended December 31, 2016, 2015, and 2014, respectively. JPMVEC accounted for approximately 62% of our revenues for the year ended December 31, 2014. MLC accounted for 61% and 37% of our accounts receivable at December 31, 2016 and 2015, respectively.
5. TAXES
We are subject to the Philadelphia Business Income & Receipts Tax (BIRT). Income tax expense related to BIRT was $108, $409, and $459 for the years ended December 31, 2016, 2015, and 2014, respectively.
The geographic areas where the Philadelphia refining complex is located are designated as Keystone Opportunity Zones (KOZ), providing us with specific Pennsylvania and City of Philadelphia tax benefits. Under this program, our

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except unit and volume data)

effective tax rates are estimated to be 0.3195% of Philadelphia taxable income for BIRT, based on the statutory rate of 6.39%; and 0.007075% of Philadelphia gross receipts taxes, based on a statutory rate of 0.14150%; through December 31, 2020. From January 1, 2021 through December 31, 2023, our effective tax rates are estimated to be 0.639% of Philadelphia taxable income for BIRT, based on the statutory rate of 6.39%; and 0.01415% of Philadelphia gross receipt taxes, based on a statutory rate of 0.1415%. After December 31, 2023, we will be subject to the fully enacted tax rates.
6. INVENTORIES
Refined and intermediate products include the cost of crude oil and other feedstocks, manufacturing costs, and inbound freight costs. The following table presents the components of inventories:

	December 31,
	2016	2015
Crude oil-intermediated	$295,838	$233,856
Crude oil-non-intermediated	2,109	1,410
Refined and intermediate products-intermediated	357,422	285,399
Refined and intermediate products-non-intermediated	28,631	25,535
Materials and supplies	15,268	14,520
	$699,268	$560,720
Under the intermediation agreement, MLC and the intermediary have liens on the intermediated crude and refined products held in inventory.
As of December 31, 2016, we had a valuation reserve of $26,500 in order to state our inventories at market. During 2016, we recorded a change in our lower of cost or market inventory valuation reserve that resulted in a net benefit to our operations of $7,273. For the years ended December 31, 2015 and 2014, we recorded a lower of cost or market inventory valuation adjustment of $7,891 and $49,290, respectively, to state our inventories at market.
There were no gains on the liquidation of inventory during the years ended December 31, 2016, 2015, and 2014.
7. PROPERTY, PLANT, AND EQUIPMENT
The following table presents the components of property, plant, and equipment:

	December 31,
	2016	2015
Land and land improvements	$44,664	$12,147
Buildings	7,581	2,096
Machinery and equipment	672,299	636,818
Construction-in-process	70,468	61,538
	795,012	712,599
Less accumulated depreciation and amortization	(161,382)	(101,232)
Property, plant, and equipment, net	$633,630	$611,367
We capitalize interest costs associated with major construction projects based on the effective interest rate on total borrowings.
In December 2013, the Commonwealth of Pennsylvania awarded us a $15,000 grant to assist with the maintenance costs of completing the Girard Point refinery's catalytic cracker turnaround. In November 2013, the Commonwealth of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except unit and volume data)

Pennsylvania's Department of Transportation awarded us a $10,000 grant to assist with the costs of constructing a new rail track at the Philadelphia refining complex for the delivery of crude oil. Under the terms of the grant agreement, we are required to maintain the track and guarantee a minimum number of railcar unloadings per year for five years, as defined in the agreement. We received $375, $22,403, and $2,222 during the years ended December 31, 2016, 2014, and 2013, respectively. The total amount of the grants has been recorded as a reduction to property, plant, and equipment.
8. DEBT AND CREDIT FACILITIES
Refining Term Loan and Credit Facilities
On April 4, 2013, Refining entered into a $550,000 five-year term loan (Refining term loan) with JP Morgan Chase Bank NA, as administrative agent, and a syndicate of lenders. The Refining term loan was issued at a discount of 1.5%, requires quarterly interest payments, and matures on April 4, 2018. Borrowings outstanding under the Refining term loan bear interest at the greater of 1.25% or LIBOR plus an applicable margin. As of December 31, 2016, the rate was 6.25%, and the amount outstanding was $529,375. The net proceeds of the Refining term loan were used to fund operations, capital expenditures and distributions to members.
The Refining term loan lenders have priority security interests in certain assets of Refining. These assets exclude the North Yard terminal and certain of Refining's other assets, including its logistics assets. These assets also secure the Refining revolving credit facility (as defined below), with the distribution of the proceeds thereof and the relationships between the relevant secured parties being governed by intercreditor agreements. Refining has optional prepayment rights for all or a portion of the Refining term loan. Mandatory prepayments are required upon certain events occurring including large asset transactions, change in control, or in the event of a default as defined in the agreement. The Refining term loan also contains covenants that limit Refining's ability to incur indebtedness; grant liens; make certain loans, acquisitions, and investments; enter into a merger or sale of assets; engage in certain transactions with affiliates; enter into sales and leaseback transactions, enter into swap agreements; repay certain indebtedness; and pay certain distributions. The Refining term loan does not contain any financial covenants. Refining was in compliance with the covenants as of December 31, 2016.
On September 8, 2012, Refining also entered into a $100,000 secured revolving credit agreement with JP Morgan Chase Bank NA (Refining revolving credit facility), which was to mature in September 2017. On February 8, 2013, the Refining revolving credit facility was amended to temporarily increase the secured revolving credit availability from $100,000 to $150,000 for the period from February 8, 2013 to April 30, 2013. In connection with the assignment of the intermediation agreement from JPMVEC to MLC, effective October 7, 2014, JPMorgan Chase Bank NA assigned its rights and obligations under the credit facility to Bank of America, NA, after which Bank of America, NA, and Refining amended and restated the Refining revolving credit facility including an extended maturity date. The amended and restated Refining revolving credit facility matures on the earliest of (i) October 6, 2019, (ii) 91 days prior to the maturity date of the Refining term loan or (iii) the date on which the intermediation agreement is terminated or expires, or (iv) the date on which MLC is replaced in the intermediation agreement by a party not satisfactory to Bank of America, NA.
Borrowings under the Refining revolving credit facility may be made up to the lesser of the total available commitment or the amount of a periodically adjusted borrowing base, which is based on the value of collateral that includes Refining's eligible hydrocarbon inventories; eligible receivables from inventory sales, and eligible cash and cash equivalent balances. Borrowings outstanding under the Refining revolving credit facility bear interest at a base rate plus an applicable margin that varies as defined in the agreement. The Refining revolving credit facility is subject to a commitment fee of 0.5% of the unused portion. The Refining revolving credit facility contains covenants that limit Refining's ability to incur indebtedness; make certain loans, acquisitions, and investments; enter into a merger or sale of assets; enter into transactions with affiliates; repay certain indebtedness; enter into sale and leaseback transactions; enter into swap agreements; and pay certain distributions. Refining was in compliance with the covenants as of December 31, 2016. At December 31, 2016 there were no borrowings under the Refining revolving credit facility; however, it was being used to support letters of credit totaling $10,132. As of December 31, 2016, there was $21,290 of availability under the Refining revolving credit facility.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except unit and volume data)

Logistics Term Loan and Credit Facilities
On November 24, 2015, Logistics entered into a credit agreement that provided for a $125,000 term loan facility (Logistics term loan) and a $50,000 senior secured revolving credit facility (the Logistics revolving credit facility), with PNC Bank NA, as administrative agent, and a syndicate of lenders. The credit agreement matures on November 24, 2019; however the agreement is subject to accelerated maturity if certain events occur, as defined in the agreement.
The Logistics term loan was issued at par value, requires quarterly principal and interest payments bearing interest at LIBOR or a base rate, plus an applicable margin. As of December 31, 2016, the rate was 3.6%, and the amount outstanding was $85,938.
The Logistics revolving credit facility is available for ongoing working capital, capital expenditures, acquisitions, and general corporate purposes. Borrowings outstanding under the Logistics revolving credit facility bear interest at LIBOR or a base rate, plus an applicable margin that varies as defined in the credit agreement. As of December 31, 2016, the rate was 3.8%, and there was $35,000 outstanding under the Logistics revolving credit facility and no outstanding letters of credit. The Logistics revolving credit facility is subject to a commitment fee of 0.5% of the unused portion of the revolving credit facility. As of December 31, 2016, there was $15,000 of availability under the Logistics revolving credit facility.
The lenders have priority security interests in the assets of Logistics including the North Yard terminal. Logistics has optional prepayment rights for all or a portion of the Logistics term loan (without premium or penalty). In addition, mandatory prepayments are required if the unrestricted cash balance held by PESRM is less than $275,000 at the end of any year (beginning with the calendar year ending December 31, 2016). The credit agreement requires that Logistics maintain certain financial covenants including a leverage ratio of 2.75 to 1.00 and a fixed charge coverage ratio of 1.15 to 1.00, as defined in the credit agreement. The credit agreement also contains customary covenants that, among other things, limit Logistics' ability to incur indebtedness; grant liens; make certain loans, acquisitions, and investments; enter into a merger or sale of assets; engage in certain transactions with affiliates; enter into swap agreements; repay certain indebtedness; and make certain distributions. Logistics was in compliance with all covenants as of December 31, 2016.
Installment Sale and Purchase Agreement
In May 2014, Refining entered into an installment sale and purchase agreement with a third party for the purchase of a rail terminal which was completed and placed in service in December 2014. The agreement requires refining to make installment payments over seven years and pay an annual development fee of 12% on a monthly basis. The agreement is a financing arrangement and accordingly, we recorded $50,675 in property, plant and equipment and the corresponding financing obligation in the consolidated balance sheet as of December 31, 2014. During the year ended December 31, 2015, additional components of the rail terminal were completed and an additional $17,336 of property, plant, and equipment and financing obligation was recorded. As of December 31, 2016 and 2015, the amounts outstanding were $52,182 and $61,509 respectively.
The following table summarizes scheduled maturities of debt and other obligations at December 31, 2016:

	Term loans and credit facilities	Other obligations
Year ending December 31:
2017	$36,750	$8,897
2018	555,125	10,889
2019	58,438	12,277
2020	—	13,842
2021	—	6,277
Total	650,313	52,182

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except unit and volume data)

9. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following:

	December 31,
	2016	2015
Asset retirement obligations	$15,678	$15,007
Out of market contracts, net of $12,010 and $9,435 of accumulated amortization	990	3,565
Other	826	761
	$17,494	$19,333
The following table presents the activity for asset retirement obligations for the years ended December 31, 2016 and 2015:

	2016	2015
Balance - beginning of year	$15,007	$15,504
Obligations settled	(1,849)	(1,713)
Changes in estimates	1,345	—
Accretion	1,175	1,216
Balance - end of year	$15,678	$15,007
There are no assets legally restricted for purposes of settling asset retirement obligations.
The liabilities contributed by Sunoco on September 8, 2012 included two fixed commitment long-term barge agreements with expiration dates of May 2017 and October 2017. The out of market contracts are amortized over the terms of the barge contracts. The amortization is recorded as a reduction of cost of sales in the statements of operations and comprehensive income. Amortization expense is expected to be $990 in 2017.
10. DEFINED CONTRIBUTION PLANS
We have two defined contribution plans that provide retirement benefits for all of our employees. Full-time employees are eligible to participate in the plans. Our 401(k) plan provides a matching contribution of 100% of the first 5% of eligible wages contributed by the employee. Our defined contribution cash option plan provided a 7% contribution of eligible wages to the plan for the years ended December 31, 2016, 2015, and 2014. Effective January 1, 2017, contributions to the defined contribution cash option plan were suspended.
Contributions are charged to expense as incurred and totaled $13,055, $12,215 and $11,292 for the years ended December 31, 2016, 2015, and 2014, respectively.

11. COMMITMENTS AND CONTINGENCIES
Leases and Other Commitments
We have operating leases for marine transportation vessels, tank cars, office space, pipeline, catalyst, equipment, and terminals. Rental expense for such leases was $58,571, $50,987 and $41,890 for the years ended December 31, 2016, 2015, and 2014, respectively,

PHILADELPHIA ENERGY SOLUTIONS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except unit and volume data)

The minimum future rental commitments under noncancelable operating leases as of December 31, 2016 are as follows:

Year ending December 31:
2017	45,236
2018	38,211
2019	36,893
2020	28,616
2021	17,926
Thereafter	13,930
Total	$180,812
For the years ended December 31, 2016, 2015, and 2014, we incurred $49,294, $52,224 and $48,786, respectively, of executory costs in relation to various leases.
At December 31, 2016, we had entered into commitments under the intermediation agreement with MLC to purchase 19.4 million barrels of crude oil of which 5.3 million were either on-hand or in-transit and 14.1 million barrels had not been delivered to MLC. Based on pricing at December 31, 2016, the value of the barrels on-hand or in transit was $286,527, which is recorded in the balance sheet in accrued liabilities, and the value of the purchase commitments was $760,064. If we do not renew the intermediation agreement with MLC when it expires or enter into another intermediation agreement, we will need to acquire crude and noncrude feedstocks in the open market to maintain normal refining operations.
At December 31, 2016, we were obligated to redeliver 3.1 million barrels of refined products under the intermediation agreement with MLC. A liability with a value of $212,341 has been recorded as a component of accrued liabilities on the consolidated balance sheets as of December 31, 2016.
At December 31, 2016, we had entered into commitments under the intermediation agreement with MLC to purchase 1.97 million barrels of refined products and intermediates, with a value of $131,669.
At December 31, 2016, we had commitments to purchase 4.3 million barrels of butane and isobutane through March 2021 under an agreement with a third party. Based on pricing at December 31, 2016, the value of the commitment is $230,453.
In January 2013, we entered into an agreement pursuant to which the precious metals catalyst located at the Philadelphia refining complex was sold and leased back for a three-year period. The initial lease ended in January 2016, was renewed, but was subsequently terminated in July 2016.  At such time, through a series of related transactions, we entered into a new sales lease back transaction with a new counterparty with a term expiring in July 2017. At the end of the renewed lease term, we have the option to purchase the metals at their market value, renew the lease, or return metals of similar quality to the purchaser of the metals. Precious metal catalyst lease expense was $630, $1,253, and $1,129 for the years ended December 31, 2016, 2015, and 2014, respectively.
Environmental Costs
We are subject to extensive and frequently changing federal, state, and local laws and regulations, including, but not limited to, those relating to the discharge of materials into the environment or that otherwise relate to the protection of the environment, waste management, and the characteristics and composition of fuels. As with the industry in general, compliance with existing and anticipated laws and regulations increases the overall cost of operating our businesses, including remediation, operating costs, and capital costs to construct, maintain, and upgrade equipment and facilities.
We entered into an arrangement with Sunoco that provides indemnities to us for remediating contamination that occurred at the Philadelphia refining complex prior to its acquisition. We reflected liabilities of $23,389 and $17,864 and receivables of $23,389 and $17,864 for the recovery of Sunoco's estimated indemnified environmental liabilities which have not been remediated as of December 31, 2016 and 2015, respectively. We did not record any material environmental

PHILADELPHIA ENERGY SOLUTIONS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except unit and volume data)

remediation expense for the years ended December 31, 2016, 2015 or 2014. We have not incurred any material liabilities since September 8, 2012 that would not be indemnified by Sunoco under this arrangement.
Accruals for environmental remediation activities reflect our estimates of the most likely costs that will be incurred over an extended period to remediate identified conditions for which the costs are both probable and reasonably estimable. Engineering studies, historical experience, and other factors are used to identify and evaluate remediation alternatives and their related costs in determining the estimated accruals for environmental remediation activities. Losses attributable to unasserted claims are also reflected in the accruals to the extent they are probable of occurrence and reasonably estimable. Such accruals are undiscounted. In general, each remediation site/issue is evaluated individually based upon information available for the site/issue and no pooling or statistical analysis is used to evaluate an aggregate risk for a group of similar items in determining the amount of probable loss accrual to be recorded. The estimates of environmental remediation costs also frequently involve evaluation of a range of estimates. In many cases, it is difficult to determine if one point in the range of loss estimates is more likely than any other. In these situations, accounting guidance requires that the minimum of the range be accrued. Accordingly, the low end of the range often represents the amount of loss, which has been recorded.
Total future costs for the environmental remediation activities identified above will depend upon the identification of any additional sites, the determination of the extent of the contamination at each site, the timing and nature of required remedial actions, the nature of operations at each site, the technology available and needed to meet the various existing legal requirements, the availability of insurance coverage, the recovery under any available indemnity, the nature and extent of future environmental laws and regulations, inflation rates, and terms of consent agreements or remediation permits with regulatory agencies, among other things.
Renewable Fuel Standards
We are subject to the RFS issued by the EPA which mandates the blending of renewable fuels into the petroleum transportation fuels produced and sold in the United States. Under the RFS, obligated refineries may either blend renewable fuels with refined petroleum fuels or purchase credits, known as RINs, in lieu of blending. We satisfy this requirement primarily through the purchase of RINs to the extent we are not able to blend our transportation fuels.

In December 2015, the EPA published a final rule establishing the renewable fuel volume mandates for 2014, 2015 and 2016, and the biomass-based diesel mandate for 2017. These existing laws and regulations could change, and the minimum volumes of renewable fuels that must be blended with refined petroleum fuels may change.

RINS expense was $255,785, $124,095, and $130,408 for the years ended December 31, 2016, 2015, and 2014, respectively, and is included as a component of cost of sales in the consolidated statements of operations and comprehensive income. As of December 31, 2016 and 2015, our renewable fuel blending obligation was approximately $111,478 and $31,123, respectively. As of December 31, 2016 and 2015, $101,717 and $25,426 are included as a component of accrued liabilities in the consolidated balance sheets, respectively, and $9,761 and $5,697 are included as a component of accounts payable to affiliates in the consolidated balance sheets, respectively.

Tier 3 Motor Vehicle Emission and Fuel Standards
On March 4, 2014, the EPA finalized its Tier 3 Motor Vehicle Emission and Fuel Standards (Standards). The Standards establish more stringent vehicle emissions standards and will reduce the sulfur content of gasoline beginning in 2017. The gasoline currently manufactured by the Philadelphia refining complex does not fully meet the requirements. We are in the process of installing new technologies to comply with the Standard and are required to purchase sulfur credits until the remaining projects are complete. The Standards are not expected to have a material impact on our financial position, results of operations, and liquidity.
Employment Agreements
We currently have outstanding employment or severance agreements with certain executive management. Under the agreements, the executives would receive a lump-sum payment upon termination without cause, or by the employee for

PHILADELPHIA ENERGY SOLUTIONS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except unit and volume data)

good reason, as defined in the agreements. Upon death or disability, these executives or their estates, would receive a lump-sum payment for their prorated bonus based on the number of days employed during the year of death or disability.
Legal Proceedings
We are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position, results of operations, or liquidity.
12. MEMBERS' EQUITY
Common Units
There are 235,625 Common Units of PES LLC (Common Units) issued and outstanding as of December 31, 2016, 2015 and 2014. The allocation of profits and losses and distributions to Common Unit holders is governed by the Amended and Restated Limited Liability Company Agreement of PES LLC.
On December 6, 2012, we loaned members of executive management $4,000 to purchase 4,000 of our Common Units. The loans required repayment within five years and had an interest rate of 5%. On January 7, 2013, $2,000 of the loans were repaid in cash. On September 8, 2013, the remaining loans were reduced by $1,147 from the proceeds of the distribution to our Common Unit holders. At December 31, 2014, officer loans totaling $853 were recorded as contra equity. These remaining loans were repaid in February 2015.
Incentive Units
We awarded certain members of management Incentive Units of PES LLC (Incentive Units), which are intended to constitute profits interests for United States federal income tax purposes. The Incentive Units vest ratably over a five year period and participate in distributions and allocation of profits and losses, regardless of vesting status.
In December 2012, we authorized 26,181 Incentive Units for issuance. In April 2014, we authorized an additional 1,800 Incentive Units for issuance, bringing the total amount of Incentive Units authorized for issuance to 27,981 units. At December 31, 2016, there are 23,825 Incentive Units issued and outstanding and 4,156 Incentive Units available for issuance. Refer to Note 13, Share-Based Compensation for additional information.
Advances to Members
We are required to make a cash advance to each of our Common Unit and Incentive Unit holders if we have cumulative taxable income. The cash advance is calculated based on the estimated taxable income using the highest applicable U.S. federal, state, and local income tax rate applicable to New York residents. The advance must be no later than March 30 of the subsequent year. In January 2015, we advanced $10,396 to Common Unit and Incentive Unit holders for their 2014 taxes which were recorded as reductions to members' equity. No such advances were made during the years ended December 31, 2016 and 2014.
Distributions
In May 2015, we declared distributions of $146,296 to our Common Unit and Incentive Unit holders of which $86,296 was previously paid to unitholders as tax advances and $60,000 was paid in June 2015. In September 2015 and November 2015, we declared and paid distributions of $49,132 and $140,000 to our Common Unit and Incentive Unit holders, respectively. There were no distributions declared or paid during the years ended December 31, 2016 and 2014.

PHILADELPHIA ENERGY SOLUTIONS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except unit and volume data)

13. SHARE-BASED COMPENSATION
Incentive units are issuable by PES LLC by our Board of Managers. The incentive units vest ratably over a five-year service period. Outstanding units automatically vest upon a change of control or initial public offering. We recognize compensation expense on a straight-line basis over the requisite service period unless an acceleration event has occurred. Incentive unit compensation expense was $1,665, $1,564, and $1,997 for the years ended December 31, 2016, 2015, and 2014, respectively. Incentive unit compensation expense is included as a component of general and administrative expenses in the consolidated statements of operations and comprehensive income.
Total compensation cost related to nonvested awards not yet recognized at December 31, 2016 was $456, and is expected to be recognized over a weighted average period of one year.
The following table summarizes incentive unit activity:

	Incentive units	Weighted average grant date fair value
Nonvested at December 31, 2013	17,804	$255
Granted	5,727	$674
Vested	(5,236)	$277
Forfeited	—	$—
Nonvested at December 31, 2014	18,295	$380
Granted	—	$—
Vested	(5,597)	$341
Forfeited	(2,383)	$927
Nonvested at December 31, 2015	10,315	$275
Granted	—	$—
Vested	(4,922)	$269
Forfeited	(1,413)	$292
Nonvested at December 31, 2016	3,980	$276
The weighted average grant date fair value of the incentive units granted in 2014 was $674. There were no incentive units granted in 2016 and 2015.
The fair value of the incentive units granted is determined using the Black-Scholes pricing valuation model. Expected volatility is based on the volatility of a peer group of public companies. The expected term is based on management's estimate. The risk free rate is based on the yield of U.S. Treasury STRIPS with a term equal to the expected term of the award. The following table summarizes the assumptions used in determining the fair value of the incentive units for the year ended December 31, 2014:

Year Ended December 31, 2014
Expected volatility	65%
Expected term (years)	4.4 - 4.7
Risk free interest rate	1.48% - 1.55%
Expected annual dividend	—

PHILADELPHIA ENERGY SOLUTIONS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except unit and volume data)

14. FAIR VALUE MEASUREMENTS
The following table represents our assets and liabilities measured at fair value on a recurring basis, by input level:

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$8,074	$—	$—	$8,074
Commodity contracts	4,027	30,064	294	34,385
Foreign currency swaps	—	43	—	43
Liabilities:
Commodity contracts	$16,242	$40,248	$—	$56,490
Interest rate swap	—	3,696	—	3,696
Fair value hedges	—	10,145	—	10,145

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$102,108	$—	$—	$102,108
Commodity contracts	43,660	102,394	—	146,054
Foreign currency swaps	—	295	—	295
Fair value hedges	—	1,908	—	1,908
Liabilities:
Commodity contracts	$21,383	$164,450	$162	$185,995
Foreign currency swaps	—	9	—	9
Interest rate swap	—	4,922	—	4,922
The valuation methods used to measure financial instruments at fair value are as follows:

•	Money market funds categorized in Level 1 of the fair value hierarchy are measured at fair value based on quoted market prices and included within cash and cash equivalents.

•
The commodity contracts categorized in Level 1 of the fair value hierarchy comprise futures contracts and are measured at fair value based on quoted prices in an active market. The commodity contracts categorized in Level 2 of the fair value hierarchy comprise swap contracts and are measured at fair value using a market approach based upon broker quoted market prices of similar commodity contracts. The commodity contract categorized in Level 3 of the fair value hierarchy consists of a butane purchase contract with a cost adjustment that is valued using an internal model.

•	The foreign currency swaps categorized in Level 2 of the fair value hierarchy are measured using market-based observable inputs.

•	The fair value hedges categorized in Level 2 of the fair value hierarchy are measured using a market approach based on quoted market prices.

•
The interest rate swap is measured and recorded at fair value using Level 2 inputs. Fair value is based on the net present value of expected future cash flows related to both variable and fixed rate legs of the respective swap agreement. The measurements are computed using market-based observable inputs and the forward LIBOR yield curve.

PHILADELPHIA ENERGY SOLUTIONS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except unit and volume data)

There were no transfers between levels during the years ended December 31, 2016 and 2015.
The table below summarizes the carrying value and fair value of our recorded financial instruments not carried at fair market value:

	December 31, 2016		December 31, 2015
	Carrying value	Fair value	Carrying value	Fair value
Refining term loan	$527,312	$418,206	$531,163	$502,783
Logistics term loan	85,938	85,938	117,188	117,188
Logistics credit facility	35,000	35,000	—	—
Financing obligation	52,182	52,182	61,509	61,509
The fair value of the Refining term loan is based on quoted market prices for similar instruments provided by a third party and is categorized in Level 2 of the fair value hierarchy. The fair values of the Logistics term loan and credit facility are based on an internal model and is therefore categorized in Level 3 of the fair value hierarchy. Due to the limited availability of market data, the fair value of the financing obligation approximates carrying value and is categorized in Level 3 of the fair value hierarchy. The carrying values of current assets and liabilities not included in the table above approximated their fair values.
15. DERIVATIVE INSTRUMENTS
We enter into commodity derivative instruments to manage price volatility in certain crude oil and feedstock inventories as well as refined product sales. The objective of entering into these derivative contracts is to mitigate certain exposures to commodity price risk. From time-to-time, we also enter into foreign currency swap contracts to manage exposure to foreign currency fluctuations on certain receivables denominated in foreign currency.
The following table presents the notional volume of outstanding commodity derivative instruments and foreign currency swap contracts outstanding:

	December 31,
	2016	2015
Crude oil (in barrels)	107,316,000	52,100,000
Refined products (in barrels)	10,540,000	43,400,000
Natural gas (in dekatherms)	520,000	800,000
Electricity (in megawatts)	96,120	50,640
Foreign currency swap contracts (in thousands of Canadian dollars)	6,822	14,742
As of December 31, 2016, we had commodity derivatives extending to May 2017.
The commodity swaps and other commodity derivative agreements presented in the table above include multiple derivative positions with counterparties for which we have entered into agreements governing the nature of the derivative transactions. Each of the counterparty agreements provides for the right to offset each individual derivative position to arrive at the net receivable due from the counterparty or payable owed by us. As a result of the right to offset, the recognized assets and liabilities associated with the outstanding derivative positions have been presented net in the consolidated balance sheets.
Fair value hedges are used to mitigate price volatility of certain refining inventories. The gain or loss on a derivative instrument designated and qualifying as a fair value hedge, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, is recognized in earnings in the same period.

PHILADELPHIA ENERGY SOLUTIONS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except unit and volume data)

Under the current intermediation agreement, discussed in note 4, Intermediation Agreements, we are required to redeliver crude oil inventory to MLC at a future date at a fixed price. We have identified the fixed price and volume requirement to redeliver as an embedded derivative and have designated these derivatives as fair value hedges of the underlying inventory. We were obligated to redeliver 5.3 million barrels of crude oil as of December 31, 2016 under the current intermediation agreement. A liability has been recorded, with a value of $286,527, which is recorded as a component of accrued liabilities in the consolidated balance sheets. The inventory is recorded as crude oil-intermediated in inventories in the consolidated balance sheets.
We use interest rate swaps to manage exposure to interest rate risk. As of December 31, 2016, we had an interest rate swap contract that hedges exposure to the cash flow risk caused by the effects of LIBOR changes on the Refining term loan. The interest rate swap effectively converts this LIBOR based debt with a notional amount of $529,375 to fixed rate debt having an interest rate of 1.923% plus an applicable margin of 5%, which equaled an effective interest rate of 6.923% as of December 31, 2016. This swap contract matures in April 2018 and has been designated as a cash flow hedge. To date, there has been no ineffectiveness on this cash flow hedge. The interest rate swap is settled quarterly and marked to market with all unrealized gains and losses recognized in accumulated OCI in the consolidated balance sheets and the realized portion of the cash flow hedge is recorded in interest expense in the consolidated statements of operations and comprehensive income.
The following tables outline the gross amounts of the recognized assets and liabilities and the gross amounts offset in the consolidated balance sheets for the various types of open derivative positions as well as the collateral received (paid) on the derivative assets (liabilities) that is recorded in a separate line item in the consolidated balance sheets:

	Gross amounts of recognized assets	Gross amounts offset in the consolidated balance sheets	Net amounts of assets presented in the consolidated balance sheets	Cash collateral received not offset	Net amounts
December 31, 2016
Derivatives not designated as hedging instruments:
Commodity Contracts	$20,067	$(11,298)	$8,769	$—	$8,769
Foreign currency swap contracts	43	—	43	—	43
December 31, 2015
Derivatives not designated as hedging instruments:
Commodity Contracts	$60,854	$(33,353)	$27,501	$15,724	$11,777
Foreign currency swap contracts	295	(9)	286	—	286
Derivatives designated as hedging instruments:
Fair value hedges	1,908	—	1,908	—	1,908

PHILADELPHIA ENERGY SOLUTIONS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except unit and volume data)

	Gross amounts of recognized liabilities	Gross amounts offset in the consolidated balance sheets	Net amounts of liabilities presented in the consolidated balance sheets	Cash collateral paid not offset	Net amounts
December 31, 2016
Derivatives not designated as hedging instruments:
Commodity contracts	$(45,193)	$14,319	$(30,874)	$(13,198)	$(17,676)
Derivatives designated as hedging instruments:
Interest rate swap contract	(3,696)	—	(3,696)	—	(3,696)
Fair value hedges	(10,145)	—	(10,145)	—	(10,145)
December 31, 2015
Derivatives not designated as hedging instruments:
Commodity contracts	$(152,641)	$85,199	$(67,442)	$(11,730)	$(55,712)
Derivatives designated as hedging instruments:
Interest rate swap contract	(4,922)	—	(4,922)	—	(4,922)
The following table provides information about the fair values of these derivative instruments in a net asset or (liability) position as of December 31, 2016 and 2015 and the line items in the consolidated balance sheets in which the fair values are reflected. See note 14, Fair Value Measurements, for additional information related to the fair values of derivative instruments.

	Consolidated balance sheets location	December 31,
		2016	2015
Derivatives not designated as hedging instruments:
Commodity contracts	Prepaid expenses and other current assets	$8,769	$27,501
Foreign currency swap contracts	Prepaid expenses and other current assets	43	286
Commodity contracts	Accrued liabilities	(30,874)	(67,442)
Derivatives designated as hedging instruments:
Fair value hedges	Accrued liabilities	(10,145)	1,908
Interest rate swap contract	Accrued liabilities	(3,696)	(4,922)
Unrealized gains and losses associated with changes in the fair value of derivative instruments not accounted for as cash flow hedges are reflected in current period earnings.

PHILADELPHIA ENERGY SOLUTIONS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except unit and volume data)

The following table presents the classification and amounts of gains or (losses) in the consolidated statements of operations and comprehensive income for each of the reporting periods:

	Classification in consolidated statements of operations and comprehensive income	Years ended December 31,
		2016	2015	2014
Derivatives not designated as hedging instruments:
Commodity contracts	Cost of sales	$(5,209)	$(113,044)	$(8,972)
Foreign currency swap contracts	Cost of sales	(395)	332	—
Commodity contracts	Operating expenses	(857)	(2,906)	(17,331)
Derivatives designated as hedging instruments:
Fair value hedges(1)	Cost of sales	(12,053)	(46,754)	48,662

(1)	Changes in the fair value hedges are substantially offset by changes in the hedged items.
We are exposed to credit risk in the event of nonperformance by counterparties on our derivative instruments. We believe this risk is not significant as credit limits are established with such counterparties which require the settlement of net positions when these credit limits are reached.
Under the intermediation agreement with JPMVEC, we entered into commitments to purchase crude oil, which include indexed basis adjustments. We cash settled these basis adjustments monthly and considered these adjustments to be a normal cost of acquiring the crude oil. All basis adjustments are recorded in cost of products sold in the accompanying consolidated statements of operations and comprehensive income.
16. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
 The following table presents amounts related to the changes in accumulated other comprehensive income (loss):

	Years ended December 31,
	2016	2015	2014
Balance – beginning of year	$(4,922)	$(2,496)	$719
Unrealized losses on derivative instruments, before reclassification	(2,443)	(6,133)	(6,960)
Reclassification to net income(1)	3,669	3,707	3,745
Change in year	1,226	(2,426)	(3,215)
Balance – end of year	$(3,696)	$(4,922)	$(2,496)

(1) Reclassifications to net income are recorded in interest expense in the consolidated statements of operations and comprehensive income.

              Unrealized losses of $3,631 are expected to be reclassified from accumulated other comprehensive income into earnings as the underlying transactions occur over the next twelve-month period.
17. SEGMENT DATA
We were managed as one business with a single management team until December 31, 2014 and did not prepare discrete financial information for any of our products or services, and accordingly, did not have any separately reportable segments. On January 1, 2015, we created our logistics business segment when the North Yard terminal was contributed to Logistics. In connection with this contribution, Logistics and Refining entered into a long-term, take-or-pay commercial agreement with minimum volume commitments and related services and secondment and easement agreements. Accordingly, as of January 1,

PHILADELPHIA ENERGY SOLUTIONS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except unit and volume data)

2015, we conduct our operations through two business segments, refining and logistics, which are operated by Refining and Logistics, respectively. Our refining segment includes the operations of our Philadelphia refining complex. The refining segment produces unbranded transportation fuels, heating oil, petrochemical feedstocks and other petroleum products. The refining segment purchases predominantly light, sweet crude oil, other feedstocks and blending components from various third-party suppliers and sells products primarily in the northeastern United States. The logistics segment owns and operates the North Yard terminal, the East Coast's largest crude oil rail unloading terminal, located adjacent to the Philadelphia refining complex. It provides rail unloading services to the refining segment under the long-term contract described above. Prior to January 1, 2015, Logistics’ assets were operated within the refining operations and did not generate revenue, therefore, they were not considered to be a separate reportable segment.
We evaluate the performance of our segments based primarily on income from operations. Income from operations includes those revenues and expenses that are directly attributable to management of the respective segment. Activities of our business that are not included in the two operating segments are included in the corporate segment. Such activities consist primarily of corporate staff operations and other items that are not specific to the normal operations of the two operating segments.
The following tables present segment data:

	Year Ended December 31, 2016
	Refining	Logistics	Corporate	Eliminations	Total
Revenues (1)	$6,904,992	$119,083	$9,898	$(128,981)	$6,904,992
Depreciation and amortization	58,317	4,169	—	—	62,486
Operating income (loss)	(61,008)	99,365	(9)	—	38,348
Interest expense, net	(50,422)	(5,245)	—	—	(55,667)
Other income	31,432	—	—	—	31,432
Income (loss) before income tax expense	(79,998)	94,144	(33)	—	14,113

	Year Ended December 31, 2015
	Refining	Logistics	Corporate	Eliminations	Total
Revenues (1)	$8,626,170	$118,929	$8,543	$(127,472)	$8,626,170
Depreciation and amortization	51,848	3,596	—	—	55,444
Operating income	73,973	90,644	—	—	164,617
Interest (expense) income, net	(49,845)	(565)	21	—	(50,389)
Other income	228	—	—	—	228
Income before income tax expense	24,356	90,079	21	—	114,456

(1) Revenues for logistics and corporate segments represent intersegment revenues.

The following tables presents total assets and capital expenditures by segment:

	December 31, 2016
	Refining	Logistics	Corporate	Eliminations	Total
Total assets	$1,836,528	$147,936	$97,889	$(64,900)	$2,017,453
Capital expenditures	78,617	—	—	—	78,617

PHILADELPHIA ENERGY SOLUTIONS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except unit and volume data)

	December 31, 2015
	Refining	Logistics	Corporate	Eliminations	Total
Total assets	$1,661,271	$105,005	$6,998	$(20,519)	$1,752,755
Capital expenditures	187,397	—	—	—	187,397

18. REVENUES

              The following table presents revenues from external customers for each product or group of similar products:

	Years Ended December 31,
	2016	2015	2014
Gasoline	$3,614,294	$4,318,305	$6,489,758
Distillates	2,826,378	3,713,903	5,432,698
Residual	245,442	356,917	894,898
Propane	43,598	39,544	105,434
Chemicals	166,167	178,676	380,126
Other	9,113	18,825	16,131
Net sales	$6,904,992	$8,626,170	$13,319,045